UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Bryan G. Glazer Irrevocable Exempt Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 19,899,365

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,899,365

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,899,365

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.9%

14	Type of Reporting Person OO

1	Names of Reporting Persons Bryan G. Glazer

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 19,899,365

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,899,365

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,899,365

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.9%

14	Type of Reporting Person IN

1	Names of Reporting Persons BGGT Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,550,331

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,550,331

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,550,331

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.0%

14	Type of Reporting Person OO (limited liability company)

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013 (as amended to date, the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 4.                   Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information:

On October 30, 2018, the Bryan G. Glazer Irrevocable Exempt Trust (the “Trust”) sold 900,000 Class B ordinary shares of the Issuer to the Joel M. Glazer Irrevocable Exempt Trust and 100,000 Class B ordinary shares of the Issuer to RECO Holdings LLC, in each case at a purchase price of $21.06 per share in a privately negotiated transaction.

ITEM 5.                   Interest in Securities of the Issuer.

Item 5 is hereby is amended and restated in its entirety as follows:

(a) — (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based 40,526,390 Class A ordinary shares outstanding as of September 28, 2018.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Bryan G. Glazer Irrevocable Exempt Trust	19,899,365	32.9%	0	19,899,365	0	19,899,365
Bryan G. Glazer	19,899,365	32.9%	0	19,899,365	0	19,899,365
BGGT Holdings LLC	5,550,331	12.0%	0	5,550,331	0	5,550,331

The LLC and the Trust are the record holders of 5,550,331 and 14,349,034 Class B ordinary shares, respectively, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder. The Trust is the sole member of the LLC, and in such capacity may be deemed to beneficially own the shares held of record by the LLC. The

Trustee is a trustee of the Trust, and in such capacity may be deemed to beneficially own the shares held of record by the Trust and the LLC.

(c)                                  Except as reported in Item 4 above, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A ordinary shares of the Issuer.

(d)                                 None.

(e)                                  Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 1, 2018

Bryan G. Glazer Irrevocable Exempt Trust

By:	/s/ Bryan G. Glazer
Name:	Bryan G. Glazer
Title:	Trustee

Bryan G. Glazer

/s/ Bryan G. Glazer
Name:	Bryan G. Glazer

BGGT Holdings LLC

By:	Bryan G. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Bryan G. Glazer
Name:	Bryan G. Glazer
Title:	Trustee